



NEWCAP PARTNERS INC.
PRIVATE INVESTMENT BANKERS

February 25, 2023

Securities and Exchange Commission
100 F Street
Washington, DC 20549

Filed Electronically via EDGAR

Enclosed please find a copy of the Statement of Financial Condition as of December 31, 2022 for NewCap Partners, Inc. along with notes to the annual audited financial statements. This information is being submitted in a format consistent with Form X-17a-5 Part IIA which shall be considered as public information and is being uploaded as a file named secpublicfiling2022.pdf.

In addition, the complete filing of the annual audited financial statements with accompanying required reports is also being filed concurrently and is being uploaded as a file named secconfidentialfiling2022.pdf.

If you have any questions regarding any of the attached information, please contact me.

Sincerely,

Thomas W. Turney
Managing Principal

2447 PACIFIC COAST HIGHWAY, SUITE 200 □ HERMOSA BEACH, CA 90254
TEL: 310-645-7900 □ WWW.NEWCAP.COM

LOS ANGELES □ SILICON VALLEY □ ORANGE COUNTY □ MID ATLANTIC

SEC Public Disclosure Document

NewCap Partners, Inc

Statement of Financial Condition

December 31, 2022



Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NewCap Partners, Inc.

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of NewCap Partners, Inc.(the "Company") as of December 31, 2022 and the related notes to the statement. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP*)*

New Delhi, India

March 01, 2023



STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash in trust account – Note 4	$156,143
Accounts receivable – Note 9	7,500
Prepaid expenses	5,483
Prepaid state franchise taxes	593
	$169,719

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	1,832
FUTA Tax payable	42
	1,874

STOCKHOLDERS' EQUITY

Common stock – no par value	779,993
Authorized 100,000,000 shares	
Outstanding 24,126,302 shares – Note 13	
Retained earnings (deficit)	(612,148)
Total Stockholders' Equity	167,845
	$169,719

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Description of Business

The Company provides investment banking services in the fields of mergers, acquisitions, divestitures, financing, and general corporate financial matters. The Company is headquartered in California and provides services to customers throughout the world.

Note 2 – Significant Accounting Policies

Financial Statement Presentation

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements. The Company has evaluated subsequent events through February 25, 2023.

Revenue Recognition

Investment banking fees are contingent upon and recognized at the successful completion of a transaction. Investment banking fees are generated from services related to a limited number of transactions, and as such, the size of any one transaction may be significant to the Company's operations for the period. Revenue is recorded when a) a transaction closes; b) the fee is able to be determined; and c) collectability is reasonably assured.

Income Taxes

The Company's stockholders elected S Corporation status effective April 17, 1987. In lieu of federal corporate income taxes, the shareholders of the S Corporation are taxed on their proportionate share of the Company's taxable income or loss. The Company prepares its income taxes on the cash basis. The provision for income tax relates to California franchise tax of $6,735 and California Passthrough Entity Tax of 41,444.

As of December 31, 2022 an analysis by the Company revealed no uncertain tax positions that would have a material impact on the financial statements. The tax years 2019 through 2021 remain subject to examination by the IRS and California.

NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Statement of Changes in Financial Condition

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Retirement Plan

The Company adopted a SEP-IRA plan effective January 1, 2014 covering all employees with three years of service. Contributions to the plan are discretionary. The Company contributed $64,082 to the plan for the year ended December 31, 2022.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits, overnight investments at banks, and time deposits.

Property and Equipment

Property and equipment are recorded at cost, if purchased, or if donated, at fair market value at the date of receipt. Depreciation is provided by the straight-line and accelerated methods over the estimated useful lives of the respective assets. Upon sale or retirement of such assets, the related costs and accumulated depreciation are eliminated from accounts and gains or losses are reported in earnings. Repair and maintenance expenditures, not anticipated to extend asset lives, are charged to earnings as incurred.\

Note 3 - Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU replaces nearly all existing U.S. GAAP guidance on revenue recognition. This pronouncement was effective for the Company in 2018. Upon adoption, the Company used a modified retrospective approach which resulted in no cumulative effect adjustment to opening retained earnings.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)"("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a Right-of-Use (ROU) lease asset and lease liability on the Statement of Financial Condition for all leases with a term longer than 12 months and disclose key information about leasing arrangements.

NOTES TO FINANCIAL STATEMENTS

Note 3 – Recent Accounting Pronouncements (continued)

The Company adopted ASU 2016-02 as of January 1, 2019 using the modified retrospective approach and applied the package of practical expedients in transitioning to the new guidance. Electing the package of practical expedients allowed the Company to not reassess: (i) whether any expired or existing contracts, for office space and certain office equipment, are or contain leases, (ii) lease classification for any expired or existing leases and (iii) initial direct costs for any expired or existing leases. Also, the Company has elected to separate lease components from non-lease components.

Note 4 – Cash and Cash in trust account

The balances for various accounts held by the company are as follows:-

Operating account	$ (8,579)
Money market account	164,496
Special account (k(2)(i)	1
Charles Schwab	225
	$156,143

The Company maintains a separate bank account for client funds pursuant to Section k(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company did not have client funds in this account at December 31, 2022. The Company has $1 of its own funds in this account.

Note 5- Marketable Securities

On December 23, 2022, the Company sold 44 shares of the Grayscale Ethereum Trust ETF which is traded under the symbol ETHE on the NASDAQ National Market, and as such its fair market value is based on quoted prices in active markets for marketable securities, which is a Level 1 input. The 44 shares had an original cost of $627 and were sold for $224 creating a loss on the sale of $403.

Marketable securities are being accounted for in accordance with FASB ASC 820-10 and are classified as available-for-sale securities and reported at fair value with unrealized gain and losses excluded from earnings and reported in a separate component of stockholders equity. The holding loss on securities arising from the period prior to sale, net of tax, was $1,201 and is part of other comprehensive income. In addition, as a result of the sale of these securities, there was a reclassification adjustment of $403 in other comprehensive income and the separate component of stockholders equity was eliminated.

NOTES TO FINANCIAL STATEMENTS

Note 6 - Revenue from Contracts with Customers

The Company derives its revenues from two principal investment banking activities: securities placements and merger and acquisition advisory services. The Company typically enters into a contract with its customers which contains a provision for the payment of a consulting fee which is recognized over the period specified in the contract. Additionally, the contract typically includes a "success fee" which is generally recognized at the point in time that performance under the contract is completed (the closing date of the transaction). The table below outlines revenue by major source.

Consulting fees and other income	$ 71,391
Success fees	1,947,957
	$ 2,019,348

Note 7 – Major Customers

The Company had service revenues representing more than 10% of total service revenues for the year ended December 31, 2022 from three clients totaling $1,786, 000 and comprising approximately 88% of total service revenues.

Note 8 - Accounts Receivable

The Company had accounts receivable as of December 31, 2022 of $7,500. If accounts become uncollectible, they will be charged to earnings when that determination is made. The Company determined an amount of $45,000 as uncollectible and recognized the same as bad debt expense in 2022. Accordingly, the figure of $7,500 has been derived as follows:

Account receivable	$52,500
Less bad debt expense	($45,000)
	$7,500

Note 9 – Related Party Transactions

The Company reimburses its shareholders from time to time for business expenses incurred in the normal course of business operations. In addition, the shareholders may take S Corporation distributions and may advance money to the Company in the form of additional equity. Professional services includes $769,136 paid to shareholders.

NOTES TO FINANCIAL STATEMENTS

Note 10 – Commitments and Contingencies

Lease Commitment

The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Company uses a theoretical borrowing rate of 3% based on the information available at commencement date of the lease in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that the Company will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases. We have elected to account for the lease and non-lease components separately and thus exclude the non-lease variable components.

All current leases are for a duration of less than one year. Rent expense for the year ending December 31, 2022 was $2,148.

Note 11 – Bad Debt Expense

During 2022, the Company wrote-off a receivable of $45,000 which was deemed to be uncollectible.

Note 12 – Concentration of Credit Risk

In the normal course of business, the Company extends unsecured credit to its customers. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited. At December 31, 2022, the Company had accounts receivable representing 100% of the Company's accounts receivable from one customer. The Company occasionally maintains deposits in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

NOTES TO FINANCIAL STATEMENTS

Note 13 – Stockholders' Equity

In 2022, the Company issued 4,892,129 common shares resulting in 24,126,302 outstanding common shares at December 31, 2022.

Note 14 – Subsequent Events

Subsequent events were examined through February 25, 2023, the date the financial statements were available to be issued.

Note 15 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Securities Exchange Act Rule 15c3-1(a)(1) requires a minimum net capital requirement of $250,000. Securities Exchange Rule 15c3-1(a)(2) provides that a broker or dealer shall maintain net capital of not less than $5,000 if it does not hold funds or securities for customers, does not carry customer accounts, and limits its securities activities to certain enumerated activities.

The Company does not hold funds or securities for customers or owe money or securities to customers, and believes it meets all the requirements of Rule 15c3-1(a)(2). At December 31, 2022 the Company had net capital of $154,269 which was $149,269 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .0121 to 1.

Note 17 – Exemptions Under Securities and Exchange Commission Rules 15c3-3

The Company was in compliance with the conditions of exemption under SEC Rule 15c3-3.

Therefore, the following schedules are not presented:

    1.) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3(k)(2)(i).

    2.) Information Relating to the Possession or Control requirements under Rule 15c3-3(k)(2)(i).

    3.) A Reconciliation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.